DODGE & COX
Investment Managers | San Francisco
Fixed Income Performance - Dodge & Cox Income Fund
Third Quarter 2008
Market Changes
• As the credit crisis spread, U.S. Treasury yields declined (primarily at the very short end) and corporate bond yield premiums increased to record levels amid extraordinarily difficult capital market conditions, unprecedented interventionist U.S. government actions, and slower U.S. economic activity.
• Inflation (CPI, year-over-year basis) most recently rose 5.4% (through August). Core inflation (CPI ex-food and energy) most recently rose 2.5%. Other inflationary pressures (high/volatile oil prices, weak U.S. dollar) are present as well.  The Federal Reserve did not lower the Federal Funds rate in Q3 (where it stands at 2.0%), but it did take extraordinary actions along with the Treasury over the quarter including conservatorship of Fannie Mae & Freddie Mac,
$85 billion secured loan to AIG, $700 billion proposal to buy troubled mortgage-related assets from financial firms.
• Sector returns were as follows (source: Lehman Brothers indices):
Dodge & Cox Income Fund – Relative Return Factors
• The Fund’s corporate sector overweight detracted significantly from relative returns given the unprecedented underperformance of the corporate sector.
The Fund’s MBS sector
overweight was not a major factor.
• Issue-specific corporate performance was negative, with very poor performance from GMAC (-34%), Kaupthing Bank (-30%), Wachovia
(-20%), SLM Corp. (-27%), and AIG (-41%), among others.
• The Fund’s shorter than benchmark duration detracted from relative returns given the general Treasury yield declines.
• The Fund’s nominal yield advantage benefited relative returns.
SEC Standardized Total Returns as of 9/30/08: Income Fund: 1 Year -2.26%; 5 Years 2.58%; 10 Years 4.89%.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above.  Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Total
Return 3
Month
Excess
Return 3
Month
U.S. Treasury 2.30 (0.00)
Corporate (7.80) (10.27)
Industrial (3.21) (5.74)
Financial Institutions (13.79) (16.16)
BA/B Index (7.55) (9.77)
U.S. MBS 1.87 (0.05)
CMBS (5.83) (8.09)
ABS (3.72) (5.69)

DODGE & COX
Investment Managers | San Francisco
Fixed Income Performance – Dodge & Cox Income Fund
One Year Ending September 30, 2008
Market Changes
• As the credit crisis spread, U.S. Treasury yields declined and the yield curve steepened, and corporate bond yield premiums increased to record levels amid extraordinarily difficult capital market conditions, unprecedented interventionist U.S. government actions, and signs of slower U.S. economic activity.
• Yields of 2-year Treasuries declined by 202 bps to 1.96%, 5-year Treasuries declined by 126 bps to 2.98%, 10-year Treasuries declined by 76 bps to 3.82%, and 30-year Treasuries declined by 53 bps to 4.31%. The Lehman Treasury Index returned 8.7% for the year.
• The Lehman Corporate Index returned -6.8% for the year and underperformed comparable-duration Treasuries by the largest amount ever recorded (-16.5%). A-rated and long-duration corporates performed worst on an excess return basis.
• The Lehman MBS Index returned 7.0% for the year and underperformed comparable-duration Treasuries by 0.5%.
Dodge & Cox Income Fund – Relative Return Factors
• The Fund’s corporate sector overweight detracted significantly from relative returns given the unprecedented underperformance of the corporate sector. The Fund’s MBS sector overweight also detracted from relative returns.
• Issue-specific corporate performance was negative, with very poor performance from GMAC (-50%), FMCC (-25%), Kaupthing Bank (-
48%), Wachovia (-30%), SLM Corp. (-27%), and AIG (-41%), among others.
• The Fund’s shorter than benchmark duration detracted from relative returns given the significant Treasury yield declines.
• The Fund’s nominal yield advantage benefited relative returns.
SEC Standardized Total Returns as of 9/30/08: Income Fund: 1 Year -2.26%; 5 Years 2.58%; 10 Years 4.89%.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above.  Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-423  |

DODGE & COX
Investment Managers | San Francisco
Fixed Income Performance – Dodge & Cox Income Fund
Year To Date Through September 30, 2008
Market Changes
• As the credit crisis spread, U.S. Treasury yields declined and the yield curve steepened, and corporate bond yield premiums increased to record levels amid extraordinarily difficult capital market conditions, unprecedented interventionist U.S. government actions, and signs of slower U.S. economic activity.
• Yields of 2-year Treasuries declined by 109 bps to 1.96%, 5-year Treasuries declined by 46 bps to 2.98%, 10-year Treasuries declined by 20 bps to 3.82%, and 30-year Treasuries declined by 14 bps to 4.31%. The Lehman Treasury Index returned 4.6% for the period.
• The Lehman Corporate Index returned -8.6% for the period and underperformed comparable-duration Treasuries by the largest amount ever recorded for the time period (-13.4%). A-rated and long-duration corporates performed worst on an excess return basis.
• The Lehman MBS Index returned 3.8% and underperformed comparable-duration Treasuries by 0.3%.
Dodge & Cox Income Fund – Relative Return Factors
• The Fund’s corporate sector overweight detracted significantly from relative returns given the unprecedented underperformance of the corporate sector. The Fund’s MBS sector overweight also detracted from relative returns.
• Issue-specific corporate performance was negative, with very poor performance from GMAC (-45%), Kaupthing Bank (-44%), Ford Motor
Credit (-20%), SLM Corp. (-28%), and AIG (-41%), among others.
•The Fund’s shorter than benchmark duration detracted from relative returns given the significant Treasury yield declines.
• The Fund’s nominal yield advantage benefited relative returns.
SEC Standardized Total Returns as of 9/30/08: Income Fund: 1 Year -2.26%; 5 Years 2.58%; 10 Years 4.89%.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above.  Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-423  |